SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30298; File No. 812-14055]

PNC Capital Advisors, LLC, et al.; Notice of Application

December 6, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from rule 12d1-2(a) under the Act.

Summary of Application: Applicants request an order to permit open-end management

investment companies relying on rule 12d1-2 under the Act to invest in certain financial

instruments.

Applicants: PNC Capital Advisors, LLC ("PNC Capital Advisors"), PNC Funds and PNC

Advantage Funds (together, the "Trusts"), and PNC Funds Distributor, LLC ("Distributor").

Filing Dates: The application was filed on July 13, 2012, and amended on November 26, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on December 27, 2012,

and should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090; PNC Capital Advisors and the Trusts, One East Pratt

Street, 5th Floor East, Baltimore, MD 21202; and the Distributor, Three Canal Plaza, Suite 100, Portland, ME 04101.

For Further Information Contact: Steven I. Amchan, Senior Counsel, at (202) 551-6826, or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trusts are organized as Delaware statutory trusts and registered under the Act as open-end management investment companies. PNC Capital Advisors, the Trusts' investment adviser, is organized as a Delaware limited liability company and is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Distributor is organized as a Delaware limited liability company, and is a registered broker–dealer under the Securities Exchange Act of 1934, as amended ("1934 Act"); the Distributor serves as the principal underwriter to the Trusts.

2.   Applicants request the exemption to the extent necessary to permit any existing or future series of the Trusts and any other registered open-end management investment company or series thereof that (i) is advised by PNC Capital Advisors or any person controlling, controlled by or under common control with PNC Capital Advisors (any such adviser or PNC Capital Advisors, an "Adviser") and (ii) is in the same group of investment companies, as defined in section 12(d)(1)(G) of the Act, as the Trusts and invests in other registered open-end

management investment companies ("Underlying Funds") in reliance on section 12(d)(1)(G) of

the Act; and (iii) is also eligible to invest in securities (as defined in section 2(a)(36) of the Act)

in reliance on rule 12d1-2 under the Act (each a "Fund of Funds"), to also invest, to the extent

consistent with its investment objectives, policies, strategies and limitations, in financial

instruments that may not be securities within the meaning of section 2(a)(36) of the Act ("Other

Investments").[1] Applicants also request that the order exempt any entity, including any entity

controlled by or under common control with an Adviser, that in the future acts as principal

underwriter, or broker or dealer if registered under the 1934 Act, with respect to the transactions

described in the application.

3.   Consistent with its fiduciary obligations under the Act, each Fund of Funds' board

of trustees will review the advisory fees charged by the Fund of Funds' Adviser to ensure that

they are based on services provided that are in addition to, rather than duplicative of, services

provided pursuant to the advisory agreement of any investment company in which the Fund of

Funds may invest.

Applicants' Legal Analysis:

1.   Section 12(d)(1)(A) of the Act provides that no registered investment company

("acquiring company") may acquire securities of another investment company ("acquired

company") if such securities represent more than 3% of the acquired company's outstanding

voting stock or more than 5% of the acquiring company's total assets, or if such securities,

together with the securities of other investment companies, represent more than 10% of the

acquiring company's total assets. Section 12(d)(1)(B) of the Act provides that no registered

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[1] Every existing entity that currently intends to rely on the requested order is named as an applicant. Any entity that relies on the order in the future will do so only in accordance with the terms and condition in the application.

open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or cause more than 10% of the acquired company's voting stock to be owned by investment companies and companies controlled by them.

2. Section 12(d)(1)(G) of the Act provides, in part, that section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquired company and acquiring company are part of the same group of investment companies; (ii) the acquiring company holds only securities of acquired companies that are part of the same group of investment companies, government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the 1934 Act, or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or (G) of the Act.

3. Rule 12d1-2 under the Act permits a registered open-end investment company or a registered unit investment trust that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (i) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (ii) securities (other than securities issued by an investment company); and (iii) securities issued by a money market fund, when the investment is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2,

"securities" means any security as defined in section 2(a)(36) of the Act.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction from any provision of the Act, or from any rule under the Act, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

5.   Applicants state that the Funds of Funds will comply with rule 12d1-2 under the Act, but for the fact that they may invest a portion of their assets in Other Investments. Applicants request an order under section 6(c) of the Act for an exemption from rule 12d1-2(a) to allow the Funds of Funds to invest in Other Investments while investing in Underlying Funds. Applicants assert that permitting the Funds of Funds to invest in Other Investments as described in the application would not raise any of the concerns that the requirements of section 12(d)(1) were designed to address.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary